Exhibit 99.(a)(5)(B)

Release to ASX
4 December 2006

RINKER’S TARGET’S STATEMENT FAILS TO PROVIDE A VALUE-CREATING ALTERNATIVE TO CEMEX’S OFFER

MONTERREY, MEXICO. December 4, 2006 – CEMEX, S.A.B. de C.V. (NYSE: CX), believes that the target’s statement released last week by Rinker Group Limited (“Rinker”) (ASX: RIN, NYSE ADR: RIN) does not provide substantial factual information justifying how Rinker would deliver more value to its shareholders than CEMEX’s proposal.

On October 27th 2006, CEMEX announced a takeover Offer of US$13.00 per Rinker share at a premium of 27 per cent at that time. CEMEX urges Rinker’s shareholders to consider the following facts about Rinker’s target’s statement:

●	The target’s statement does not adequately explain Rinker’s medium term outlook in the context of slowing end-use markets, particularly in Florida, where the housing bubble is now bursting;
●	The target’s statement does not outline a viable strategy to grow the business, does not address how Rinker will remedy its capital structure and does not explain why Rinker recently reduced earnings guidance to the low end of its range;
●	The “independent expert’s” value estimate implies unrealistic multiples and unjustified premiums; and
●	The “independent expert” admits its value estimate is based on assumptions that are “difficult to predict with any degree of reliability” and that its conclusions may therefore be unreliable.

CEMEX continues to believe that its US$13.00 Offer is full and fair, delivers an above-market multiple and a full premium for control, and represents the best way for shareholders to realise the value of their Rinker shares.

Appendix: Refer detailed response attached

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions, efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

Contacts:
CEMEX Media Relations	Global and U.S. Media	Australian Media Inquiries
Jorge Pérez	Inquiries	Martin Debelle
(52-81) 8888-4334	Chuck Burgess or	Cannings
	Winnie Lerner	+61 2 9252 0622
CEMEX Investor Relations	Abernathy MacGregor Group
Eduardo Rendón	(212) 371-5999	Chris Knoblanche
(52-81) 8888-4256		Citigroup
+61 2 8225 4603
CEMEX Analyst Relations
Ricardo Sales		Andrew Cox
(212) 317-6008		Citigroup
+61 2 8225 4626

Rinker’s target’s statement lacks substance, relies on flawed “independent expert’s” work and fails to provide a value-creating alternative to CEMEX’s Offer

1.	Rinker’s target’s statement lacks substance

●	Rinker provides no articulation of its forecasts or strategy to deliver standalone value in the absence of CEMEX’s Offer
●	Rinker relies on its historical performance, but fails to highlight its recent poor performance
●	Rinker relies on its longer term growth outlook, but fails to address its highly uncertain medium term outlook

2.	The “independent expert” substantially overstates value and admits its conclusions may be unreliable

●	Grant Samuel’s value estimate implies unrealistic multiples, out of line with historical comparables
●	Grant Samuel’s value estimate implies unjustified premiums
●	Grant Samuel admits its value estimate is based on assumptions that are “difficult to predict with any degree of reliability” and that its conclusions may therefore be unreliable

3.	CEMEX has offered a full and fair value for Rinker

●	CEMEX’s Offer delivers an above-average multiple and a full premium for control
●	The flaws in Grant Samuel’s work result in substantial value overstatement and the correction of those flaws would result in a materially lower value estimate
●	In the absence of the Offer, Rinker’s share price would most likely fall to pre-bid levels

1	Rinker’s target’s statement lacks substance

A.	Rinker provides no articulation of its forecasts or strategy to deliver standalone value in the absence of CEMEX’s Offer

●	Grant Samuel’s valuation estimate has been prepared with reliance on Rinker’s 2007 forecast and five year plan (through to the year ending 31 March 2012), which have not been reviewed by the Directors of Rinker, and Grant Samuel’s own modelling assumptions for a further 10 years[1].
●	However, the financial projections on which this valuation is based are not disclosed[2]. As a result, there is insufficient information to provide shareholders with confidence of a strong, independent future.
●	Rinker’s shareholders should be concerned by Rinker’s failure to disclose any detailed forecasts, despite its financial year end being less than four months away.
●	As a result, Rinker is asking shareholders to reject CEMEX’s Offer on a “trust me” basis, without an indication as to how superior standalone value would be created in the absence of the Offer.

[1] Grant Samuel, page 6. [2] Grant Samuel, page 5.

1	Rinker’s target’s statement lacks substance

B.	Rinker relies on its historical performance, but fails to highlight its recent poor performance

●	Rinker’s strong historical performance[3], which is highlighted as a key theme inRinker’s target’s statement, is misleading as presented and is irrelevant in an assessment of CEMEX’s Offer.

●	Rinker’s strong historical performance has been largely due to the strength of the Florida housing market, as illustrated by the graph below, which shows the historically high 84% correlation between Rinker’s share price and the level of Florida building permits.

[3] Rinker target’s statement, page 13.

●	This same correlation has been the primary driver of Rinker’s recent poor share price performance, along with that of a number of its peers.

●	The divergent relative performance shown on the above graph reflects the relative degrees of concentration in terms of business mix (eg. aggregates) and geographies (eg. Florida).

1	Rinker’s target’s statement lacks substance

C.	Rinker relies on its longer term growth outlook, but fails to address its highly uncertain medium term outlook

●	Rinker asks its shareholders to assume substantial immediate risks and to endure an uncertain outlook, without providing any useful guidance as to Rinker’s future prospects.

●	The substantial immediate risks and uncertain outlook are highlighted by Grant Samuel:

“There are legitimate concerns about the impact on Rinker of the downturn in the residential housing sector across the United States but particularly in markets such as Florida and Arizona”
– Grant Samuel, page 2

“Many of the assumptions are difficult to predict with any degree of reliability and are beyond the control of management. For example, there is significant scope for differences in opinion on some of the key assumptions such as the turnaround in the residential market and long term price growth for aggregates”

– Grant Samuel, page 59

●	Rinker’s outlook is illustrated by the following graph, which shows that residential investment is at a record high and that previous cycles (peak to trough) have had a typical duration of around 3-5 years.

●	Rinker’s outlook is also illustrated by the following graph, which shows the significant fall in residential building permits, which are a leading indicator of forthcoming activity.

●	At the time CEMEX announced its Offer, the level of Florida building permits was approximately 230,000 per annum and Rinker’s share price was A$13.39[5]. Grant Samuel states that, based on the assumptions in Rinker’s five year plan, annual housing starts in the Florida market will “not return to the 230,000 level until after 2012”[6]. This indicates that shareholder value creation could take a long time to materialise.

4 US Census Bureau (November 2006).
5 Based on the last traded price of Rinker Shares during normal trading on ASX on 27 October 2006 of A$13.39.
6 Grant Samuel, page 39.

2	The “independent expert” substantially overstates value and admits its conclusions may be unreliable

A.	Grant Samuel’s value estimate implies unrealistic multiples, out of line with historical comparables

●	Grant Samuel’s value estimate implies an excessive EV / LTM EBITDA[7] multiple for Rinker Materials of 10.5-11.6x8, which Grant Samuel seeks to justify with reference to precedent transaction multiples.

●	Grant Samuel references 30 precedent transactions, of which more than 70% were executed at an EV / LTM EBITDA multiple lower than CEMEX’s Offer multiple for Rinker of 8.8x9, and for which the average transaction multiple was 8.0x10.

●	As shown on the graph below, none of the precedent transaction multiples selected by Grant Samuel fall within Grant Samuel’s value estimate range for Rinker.

[7]	EV / LTM EBITDA is the enterprise value of the relevant company divided by its earnings before net interest, income tax, depreciation and amortisation.

[8]	Grant Samuel, page 6.

[9]	CEMEX’s bid for Rinker equates to an EV / LTM EBITDA multiple of 8.8x. This multiple has been updated from the multiple disclosed in the bidder’s statement, to reflect Rinker’s trading performance to, and capital structure as at, 30 September 2006, which was not previously available.

[10]	Grant Samuel, Appendix 3.

●	Grant Samuel’s rationale for this inconsistency is that the oldest and most expensive outlier of these transactions (Vulcan/CalMat) is the most direct comparable for Rinker Materials[11]. However, Grant Samuel makes several errors in its reliance on this rationale:

●	Grant Samuel implies that CalMat’s high multiple reflected the fact that it was “primarily an aggregates company”[12]. In contrast, Rinker’s US exposure to aggregates is only 19%[13];

●
Grant Samuel claims that this transaction was executed at a multiple of 11.9x. Rinker itself has stated that this transaction was executed at a multiple of 9.1x14, broadly in line with CEMEX’s offer multiple; and

●	Grant Samuel dismisses all other precedent transactions (a number of which are excellent comparables for Rinker) with inappropriately selective and inaccurate one-sided reasons[15].

●	Grant Samuel states that “[l]ower earnings multiples are normally seen when earnings are at a peak”[16]. Grant Samuel acknowledges that Rinker Materials is near its peak cycle earnings (it states that earnings are only 3-6 months past their peak17). However, as shown above, Grant Samuel has applied an earnings multiple that is at a substantial premium to relevant benchmarks. This is an inconsistent application of the earnings capitalisation methodology.

●	Further, in its previous work on Pioneer International Limited (which it selectively cites for a different purpose in its report on Rinker18), Grant Samuel stated:

“The heavy building materials industry is mature, with no effective product differentiation. Demand is relatively price inelastic and demand growth is generally limited to overall economic growth … Accordingly, earnings multiples across the industry are low and companies typically trade at significant discounts to overall market averages”

- Grant Samuel report dated 25 January 2000, page 61

Grant Samuel’s application of an aggressive premium multiple to Rinker is a direct contradiction to this.

[11]	Grant Samuel, page 64.
[12]	Grant Samuel, page 65.
[13]	Rinker Target’s Statement, page 12.
[14]	Presentation by Rinker CEO lodged with ASX on 27 September 2006.
[15]	Grant Samuel, pages 64-65.
[16]	Grant Samuel, page 62.
[17]	Grant Samuel, page 67.
[18]	Grant Samuel, page 65.

2	The “independent expert” substantially overstates value and admits its conclusions may be unreliable

B.	Grant Samuel’s value estimate implies unjustified premiums

●	Grant Samuel acknowledges that takeover premiums in Australia typically range between 20-35%[19].

●	CEMEX’s Offer price of US$13.00 represented a 27% premium[20] at the time of announcement, which is around the midpoint of the typical range.

●	Despite this, Grant Samuel asserts that the premium of 54-72%[21], which is implied by its valuation estimate, is appropriate.

●
Grant Samuel’s rationale for this position is based on the proposition that Rinker’s pre-bid share price should have been higher, resulting in a lower implied premium. This proposition is based on three flawed contentions[22]:

●	First, Grant Samuel suggests that Rinker’s share price fall was an overreaction to the paradigm shift in Rinker’s key end-use markets. However, Rinker’s share price had stabilised at these lower levels for around three months prior to announcement of the Offer. In addition, as outlined above, the fall in Rinker’s share price was entirely consistent with the strong historical correlation between Rinker’s share price and the level of Florida building permits;

●	Second, Grant Samuel suggests that Rinker’s trading multiple discount to several of its peers should be dismissed. However, this has been a consistent market fact that cannot be ignored; and

●	Third, Grant Samuel suggests that Rinker’s inefficient capital structure has depressed its share price and that a recapitalisation would result in a re-rating. However, Rinker has been under-leveraged since listing and the market is well informed regarding Rinker’s capital structure and the significant impediments to a recapitalisation.

19 Grant Samuel, page 75.
20 CEMEX’s Bidder’s Statement, page 6. Note that, based on the Reserve Bank mid point exchange rate of 0.7850 at 4pm on 1 December 2006, this premium would fall to 23.7% .
21 Grant Samuel calculates the premium relative to the previous close to be 48-65% (Grant Samuel, page 75), whereas the correct premium range using an unaffected pre-bid share price of A$13.39 (based on the last traded price of Rinker shares during normal trading on ASX prior to announcement of the Offer) is 54-72%.
22 Grant Samuel, page 8.

2	The “independent expert” substantially overstates value and admits its conclusions may be unreliable

C.	Grant Samuel admits its value estimate is based on assumptions that are “diffi cult to predict with any degree of reliability” and that its conclusions may therefore be unreliable

●	Grant Samuel’s work contains numerous statements warning investors that itsconclusions may be unreliable.

●	Grant Samuel states that its valuation is“estimated” and “high level” only and is a “subjective judgement”
- Grant Samuel, pages 2, 6 and 58

●	Grant Samuel states that there is significant potential for an erroneous conclusion by adopting its primary discounted cash flow methodology:

“The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable”
- Grant Samuel, page 56

●	Grant Samuel states that its valuation estimate is based on assumptions around which there is considerable uncertainty:

“[T]here is considerable uncertainty around some of the assumptions in the model”
- Grant Samuel, page 60

●	Grant Samuel also states that its valuation estimate is based on assumptions that are incapable of being predicted with accuracy, especially beyond a short term horizon:

“The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years”

- Grant Samuel, page 56

Despite this, Grant Samuel uses a 15 year model, containing Grant Samuel’s own arbitrary assumptions for the last 10 years.

●	Grant Samuel states that the outlook for residential construction over the short to medium term is the primary source of divergent views on valuation. It states that there is no right answer and that it is not useful to rely on a single view:

“There are widely diverging views about these issues … there is no reliable way of determining the “right” forecast or even the “better” view at this point in time and … it is not useful to rely on a single view”
- Grant Samuel, page 4

Despite this, Grant Samuel does rely on a single view - the view of Rinker management.

3	CEMEX has offered a full and fair value for Rinker

●	As outlined in its bidder’s statement, CEMEX has offered a full and fair value for Rinker.

●	The flaws in Grant Samuel’s work result in substantial value overstatement.

●	There is no information in Rinker’s target’s statement or Grant Samuel’s work that presents a realistic argument to suggest CEMEX’s Offer is not fair and reasonable.

●	Grant Samuel notes that if CEMEX’s Offer lapses, it is likely that Rinker’s share price would fall back towards the pre-bid levels. The volume weighted average pre-bid level for the three months prior to announcement of the Offer was A$13.47.

“Equally, it needs to be recognised that rejection of the CEMEX Offer carries risks. If the CEMEX Offer lapses and no counter bidder emerges, it is likely that the Rinker share price will fall back towards pre-bid levels”
- Grant Samuel, page 9

●	This could occur, for example, if CEMEX’s Offer conditions were not satisfied and if CEMEX decided to pursue an alternative strategy.